UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

 ACTIVE POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-30939	74-2961657
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2128 W. Braker Lane, BK 12, Austin, Texas	78758
(Address of principal executive offices)	(Zip Code)

James A. Powers, (512) 836-6464
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

In 2014, Active Power, Inc. (“Active Power,” “we,” “us,” or “our”) manufactured flywheel-based uninterruptible power supply products and modular infrastructure solutions for which conflict minerals, as defined in Item 1.01 of Form SD, were necessary to the functionality or production. We buy product components and assemblies in which our direct suppliers or sub-suppliers have incorporated conflict minerals. Active Power does not engage in the mining of conflict minerals and does not make direct purchases of raw ore or unrefined conflict minerals.

Reasonable Country of Origin Inquiry
Active Power conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the conflict minerals contained in components we purchased and incorporated into products and solutions in calendar year 2014 had originated in the Democratic Republic of the Congo or an adjoining country, or are from a scrap or recycled source. All conflict minerals in our products and solutions that are necessary for the functionality of those products originated from our purchases of components from third parties. Because we do not have direct relationships with any mines, smelters or refiners who may be present in our supply chain, we expect our direct suppliers to engage with their suppliers (direct and indirect) to gather the requested information. Accordingly, as part of our RCOI for 2014, we:

•	reviewed our supply base and the product components and assemblies they supplied to identify those direct suppliers (“Suppliers of Concern”) that may possibly supply conflict minerals to us;

•
requested the Suppliers of Concern to provide us with either a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Mineral Reporting Template questionnaire (“EICC/GeSI Reporting Template”) or a position statement on conflict minerals disclosing whether their provided components and assemblies contained conflict minerals and, if so, the names of the smelters used to process the conflict minerals;

•	repeatedly contacted those Suppliers of Concern who did not promptly return a completed EICC/GeSI Reporting Template or a position statement on conflict minerals, and encouraged them to respond; and

•	reviewed responses received from Suppliers of Concern and requested additional information as deemed appropriate.

Determination

Based on its 2014 RCOI, Active Power determined that one product component obtained from a direct supplier may include components or assemblies with conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country, and not from recycled or scrap sources. The supplier of this component provided a completed company level EICC/GeSI Reporting Template indicating that conflict minerals had originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources. Accordingly, Active Power conducted additional due diligence procedures for the purpose of determining the status of our products as it pertains to the source and custody of such conflict minerals. However, we could not ascertain if conflict minerals sourced in the Democratic Republic of the Congo or an adjoining country are actually contained in our products. See the Conflict Minerals Report filed as Exhibit 1.01.

Exercise Due Diligence on the Source and Chain of Custody of Our Conflict Minerals

We are required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, second edition, and applicable supplements. We have adopted and communicated our conflict mineral policy to suppliers and customers and implemented RCOI procedures to collect information from new and existing suppliers.

Link to Active Power’s Website

The Conflict Minerals Report for calendar year 2014 is publicly available at our Internet website, www.activepower.com, under “Corporate Governance” on our “Investor Relations” web page under a heading entitled "Sustainability," which is linked here: http://ir.activepower.com/phoenix.zhtml?c=122065&p=irol-govhighlights. The other information on our website does not constitute part of this report on Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this report on Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Active Power, Inc.
(Registrant)

/s/ James A. Powers	May 29, 2015
Name: James A. Powers	(Date)
Title: Chief Financial Officer and Vice President of Finance

EXHIBIT INDEX

Exhibit
Number     Description

1.01     Conflict Minerals Report for the calendar year ended December 31, 2014.